HOWARD GROEDEL

direct 216.583.7118 direct fax 216.583.7119 hgroedel@ulmer.com
July 13, 2010
Via Federal Express
Perry Hinden, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Asia Electrical Power International Group Inc. Preliminary Information Statement on Schedule 14C Filed on March 11, 2010 File No. 000-5187

Schedule 13E-3/A Filed on March 11, 2010 File No. 005-82544
Dear Mr. Hindin:
     On behalf of Asia Electrical Power International Group Inc. (the “Company”), and in connection with the Company’s above-referenced pending Preliminary Information Statement on Schedule 14C (“Preliminary Information Statement”) and Schedule 13E-3/A, we are writing in response to the comments set forth in your letter addressed to the undersigned dated April 14, 2010 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing a revised Preliminary Information Statement to reflect changes made in response to the comments set forth in the Comment Letter. A black-lined copy of the revised Preliminary Information Statement marked against the original Preliminary Information Statement is enclosed for your convenience.
     Below, we have repeated your comments in italics, followed by the Company’s response or proposed disclosure.

Perry Hinden, Esq.
July 13, 2010

General
1.	As originally requested in our prior comment letter, please provide the statements noted at the end of this letter.
Enclosed herewith are the requested written statements from each of the filing persons.
Preliminary Information Statement on Schedule 14C
2.	We note your response to prior comment 2. The disclosure added in response to the comment does not address whether the Company failed to comply with Regulation 14A or Regulation 14C. The second sentence of the last paragraph on page 9 appears to indicate that, at a minimum, corporate action was taken by consent of shareholders, and if so, it is not clear why an information statement on Schedule 14C was not filed each time such action was taken in accordance with Exchange Act Rule 14c-2. Please supplement the disclosure to indicate, if true, that the Company filed to comply with Regulation 14A and/or Regulation 14C, as applicable, and discuss the potential liabilities arising from such failure. Please also discuss the potential liabilities arising from the Company’s failure to comply the corporate laws of the state of Nevada. Please also consider locating such disclosure more prominently than in its current location following the fairness discussion and preceding the discussion of alternatives to the reverse stock split.
Please see the revised disclosure contained in “Background — Certain Legal Matters” on page 21 of the Preliminary Information Statement.
3.	We note your response to prior comment 3. If Ms. Yang is not an affiliate engaged in a going-private transaction, please advise why she is, as a member of the Principal Group, providing the fairness determination required by Item 1014 of Regulation M-A, which imposes such disclosure obligation on filing persons only. If by providing such disclosure Ms. Yang is acknowledging that she is in fact a filing person, we reissue prior comment 3 as to Ms. Yang.
The Company has revised the Preliminary Information Statement to identify Yulong Guo and Xiaoling Chan as the sole members of the “Principal Group”.
4.	We note the changes made in response to prior comment 5, including the disclosure in the third bullet point on page 1. We remind you of the timing requirements of Exchange Act Rule 14a-16(a)(1) and (2) which require that the Company send the

Perry Hinden, Esq.
July 13, 2010

Notice of Internet Availability forty calendar days or more prior to the date the written consents of shareholders may be used to effect the going-private transaction. Please advise or revise accordingly.
Please see revised disclosure in the third bullet point on page 1 and in the fourth paragraph in the cover page of the Preliminary Information Statement.
5.	We note your response to prior comment 11. The Special Committee appears to have relied upon the analysis of Loveman-Curtis with respect to the factors described in clauses (iii) and (v) of Instruction 2 to Item 1014 of Regulation M-A. While the Company and the Principal Group have adopted the analysis and conclusions of the Special Committee, it does not appear they have also adopted the analysis and conclusions of Loveman-Curtiss with respect to these two factors. As noted in Question No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981), a reference to an opinion of a financial advisor which analyses the factors set forth in Item 1014 does not satisfy the requirements of Item 1014 unless the Company and Principal Group each expressly adopt the advisor’s discussion of these factors. Alternatively, the Board and the Principal Group must discuss these factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.
Please see additional disclosure in the sixth paragraph of “Special Factors — Fairness of the Reverse Stock Split” on page 9 of the Preliminary Information Statement.
6.	We reissue prior comment 16 with respect to the new disclosure provided in the second bullet point following the second to last paragraph on page 13. Disclosure added in response to the prior comment only addresses the Annual Savings Chart. However, it does not address the Company’s internally-generated financial information for the nine months ended September 30, 2009. Please revise accordingly.
Please see additional disclosure in the last paragraph beginning on page 13 and continuing on the top of page 14 of the Preliminary Information Statement.
7.	We note your response to prior comment 17. Supplement the disclosure to provide more detail regarding the source of the recent going-private transactions data. What companies comprise the Pratt/Mergerstat Review and why were the transactions considered by Loveman-Curtiss appropriate for comparison purposes to the Company’s going-private transaction?

Perry Hinden, Esq.
July 13, 2010

Please see revised disclosures in “Special Factors — Reports, Opinions or Appraisals — Market Approach to Valuation; Historical Stock Trading Analysis” on page 14 of the Preliminary Information Statement.
8.	We note your response to prior comment 18. Expand the disclosure in the last paragraph on page 14 to discuss in greater detail the “numerous factors” Loveman-Curtiss considered in calculating the appropriate LOCD, the “two methods” used by Loveman-Curtiss to calculate the LOMD, and the “additional calculations” it performed to determine an aggregate LOCD and LOMD discount of 49%.
Please see additional disclosure in the last paragraph on page 14 and continuing on the top of page 15 of the Preliminary Information Statement.
9.	We note your response to prior comment 19. It appears that the Company has now chosen to provide the information required by Item 1010(a) and (b) of Regulation M-A rather than incorporate such information be reference and provide the summary information required by Item 1010(c). However, the ratio of fixed charges disclosure does not appear to include all the periods specified in Item 1010(a)(3). Please revise or advise.
Please see the revised disclosure in the ratio of earnings to fixed charges on page 24 of the Preliminary Information Statement.
The Company believes that the foregoing responds fully to each comment in the Comment Letter. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.

Respectfully submitted, ULMER & BERNE LLP
/s/ Howard Groedel
Howard Groedel, Esq.

Filing Person Statement
          The undersigned as a filing person of Asia Electrical Power International Group Inc.’s Schedule 13E-3, as amended, and Preliminary Information Statement on Schedule 14C (together, the “Filings”), states as follows:
•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	The comments made by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in the Filings made in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	The undersigned will not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filing Person: Asia Electrical Power International Group Inc.
By:	/s/ Yulong Guo
Printed Name: Yulong Guo
Title: President
Date: July 13, 2010

Filing Person Statement
          The undersigned, as a filing person of Asia Electrical Power International Group Inc.’s Schedule 13E-3, as amended, and Preliminary Information Statement on Schedule 14C (together, the “Filings”) states the following:
•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	The comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in the Filings made in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	The undersigned will not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filing Person: Yulong Guo
Signature:	/s/ Yulong Guo

Date: July 13, 2010

Filing Person Statement
          The undersigned, as a filing person of Asia Electrical Power International Group Inc.’s Schedule 13E-3, as amended, and Preliminary Information Statement on Schedule 14C (together, the “Filings”) states the following:
•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	The comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in the Filings made in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	The undersigned will not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filing Person: Xiaoling Chen
Signature:	/s/ Xiaoling Chen

Date: July 13, 2010